Fidelis Insurance Group Reports 2024 Fourth Quarter Results

Full Year 2024 Highlights:
•Gross premiums written of $4.4 billion; growth of 23.0% from full year 2023
•Combined ratio of 99.7%
•Operating return on average common equity (“Operating ROAE”) Operating ROAE of 5.6%
•Net income of $113.3 million, or $0.98 per diluted common share and operating net income of $137.0 million, or $1.18 per diluted common share
•Book value per diluted common share was $21.79 at December 31, 2024, an increase of 5.3% from December 31, 2023, of $20.69
•Total capital returned to common shareholders was $151.7 million for 2024, including common share repurchases of $105.5 million and dividends of $46.2 million
Fourth Quarter 2024 Highlights:
•Gross premiums written of $953.7 million; growth of 21.7% from the fourth quarter of 2023
•Combined ratio of 128.0%
•Annualized operating return on opening common equity (“Operating ROE”) of (18.0)% and annualized Operating ROAE of (18.4)%
•Net loss of $122.2 million, or $(1.09) per diluted common share, and operating net loss of $117.7 million, or $(1.05) per diluted common share

Pembroke, Bermuda, February 25, 2025 - Fidelis Insurance Holdings Limited (“Fidelis” or “FIHL” or “the Group”) (NYSE: FIHL) announced today its financial results for the fourth quarter ended December 31, 2024.

Dan Burrows, Group Chief Executive Officer of Fidelis Insurance Group, commented: "In 2024, we executed our underwriting strategy with 23% gross premium growth across our portfolio. We also achieved strong investment income and returned $152 million in capital to common shareholders through dividends and opportunistic share repurchases.
“As we look ahead, we are well-positioned to drive profitable growth as we capitalize on our market access, the strength of our relationships, and strategic capital management, supported by the strength of our balance sheet. By leveraging our differentiated expertise and taking a proactive approach to risk management, we will continue to effectively navigate market challenges, pursue accretive growth opportunities, and deliver sustainable value for our shareholders.”

Fidelis Insurance Holdings Limited
Wellesley House South | 90 Pitts Bay Road | HM08 | Pembroke | Bermuda

Fourth Quarter 2024 Consolidated Results
•Net loss for the fourth quarter of 2024 was $122.2 million, or $(1.09) per diluted common share. Operating net loss was $117.7 million, or $(1.05) per diluted common share.
•Underwriting loss for the fourth quarter of 2024 was $177.6 million and the combined ratio was 128.0%, compared to underwriting income of $94.4 million and a combined ratio of 81.4% for the fourth quarter of 2023.
•Catastrophe and large losses for the fourth quarter of 2024 were $133.2 million compared to $100.9 million in the prior year period.
•Net adverse prior year loss reserve development for the fourth quarter of 2024 was $270.3 million compared to $15.1 million of net favorable development in the prior year period.
•Net investment income for the fourth quarter of 2024 was $51.4 million compared to $38.7 million in the prior year period. Purchased $778.7 million of fixed income securities at an average yield of 4.8%.
•Operating ROE of (4.5)%, or (18.0)% annualized, in the quarter compared to 6.3%, or 25.2% annualized in the prior year period.
•Operating ROAE of (4.6)%, or (18.4)% annualized, in the quarter compared to 5.9%, or 23.6% annualized in the prior year period.

Full Year 2024 Consolidated Results
•Net income for the year ended December 31, 2024, was $113.3 million, or $0.98 per diluted common share. Operating net income was $137.0 million, or $1.18 per diluted common share.
•Underwriting income for the year ended December 31, 2024, was $8.3 million and the combined ratio was 99.7%, compared to underwriting income of $327.3 million and a combined ratio of 82.1% for the year ended December 31, 2023.
•Catastrophe and large losses for the year ended December 31, 2024, were $509.0 million compared to $288.2 million in the prior year.
•Net adverse prior year loss reserve development of $124.6 million compared to net favorable development of $62.9 million in the prior year.
•Net investment income of $190.5 million compared to $119.5 million in the prior year. Purchased $2.3 billion of fixed income securities at an average yield of 4.9%. At December 31, 2024, the book yield of the fixed income portfolio was 4.9%.
•Operating ROE of 5.6% in the year ended December 31, 2024, compared to 22.2% in the prior year.
•Operating ROAE of 5.6% in the year ended December 31, 2024, compared to 18.8% in the prior year.
•Book value per diluted common share was $21.79 at December 31, 2024 (dilutive shares at December 31, 2024 of 640,267), compared to $20.69 at December 31, 2023.

The following table details key financial indicators in evaluating our performance for the three and twelve months ended December 31, 2024 and 2023:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2023	2024	2023
	($ in millions, except for per share data)
Net income/(loss)	$(122.2)	$228.3	$113.3	$2,132.5
Operating net income/(loss)(1)	(117.7)	135.4	137.0	398.9
Gross premiums written	953.7	783.9	4,403.1	3,579.0
Net premiums earned	634.5	507.8	2,258.1	1,832.6
Catastrophe and large losses	133.2	100.9	509.0	288.2
Net favorable/(adverse) prior year reserve development	(270.3)	15.1	(124.6)	62.9
Net investment income	$51.4	$38.7	$190.5	$119.5

Combined ratio	128.0%	81.4%	99.7%	82.1%
Operating ROE(1)	(4.5%)	6.3%	5.6%	22.2%
Operating ROAE(1)	(4.6%)	5.9%	5.6%	18.8%
Earnings/(loss) per diluted common share	$(1.09)	$1.93	$0.98	$18.65
Operating EPS(1)	$(1.05)	$1.15	$1.18	$3.49
________________
(1) Operating net income, Operating ROE, Operating ROAE and Operating EPS are non-GAAP financial measures. See definition and reconciliation in “Non-GAAP Financial Measures.”

Segment Results
Insurance Segment
The following table is a summary of our Insurance segment’s underwriting results:

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2024	2023	Change	2024	2023	Change
	($ in millions)
Gross premiums written	$921.9	$776.0	$145.9	$3,538.5	$2,960.4	$578.1
Reinsurance premium ceded	(396.9)	(242.8)	(154.1)	(1,488.1)	(1,079.9)	(408.2)
Net premiums written	525.0	533.2	(8.2)	2,050.4	1,880.5	169.9
Net premiums earned	542.9	430.2	112.7	1,902.4	1,577.0	325.4
Losses and loss adjustment expenses	(480.1)	(186.2)	(293.9)	(1,101.5)	(675.1)	(426.4)
Policy acquisition expenses	(190.5)	(97.5)	(93.0)	(604.6)	(429.1)	(175.5)
Underwriting income/(loss)	$(127.7)	$146.5	$(274.2)	$196.3	$472.8	$(276.5)

Loss ratio	88.4%	43.3%	45.1 pts	57.9%	42.8%	15.1 pts
Policy acquisition expense ratio	35.1%	22.7%	12.4 pts	31.8%	27.2%	4.6 pts
Underwriting ratio	123.5%	66.0%	57.5 pts	89.7%	70.0%	19.7 pts
For the three months ended December 31, 2024, our GPW increased primarily driven by growth from new business in our Asset Backed Finance & Portfolio Credit and Marine lines of business.
For the twelve months ended December 31, 2024, our GPW increased primarily driven by growth from new business and improved rates in our Property, Marine, Asset Backed Finance & Portfolio Credit and Other Insurance lines of business, partially offset by a decrease in our Aviation and Aerospace line of business where certain deals did not meet our underwriting criteria and rating hurdles.

For the three and twelve months ended December 31, 2024, our NPE increased driven by earnings from higher net premiums written in the current and prior year periods.
Our policy acquisition expense ratio for the three and twelve months ended December 31, 2024, increased due to higher variable commissions in certain lines of business and changes in the mix of business written and ceded.
The following table is a summary of our Insurance segment’s losses and loss adjustment expenses:

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2024	2023	Change	2024	2023	Change
	($ in millions)
Attritional losses	$116.1	$92.3	$23.8	$476.7	$415.3	$61.4
Catastrophe and large losses	82.7	92.4	(9.7)	440.2	254.2	186.0
Adverse prior year development	281.3	1.5	279.8	184.6	5.6	179.0
Losses and loss adjustment expenses	$480.1	$186.2	$293.9	$1,101.5	$675.1	$426.4

Loss ratio - attritional losses	21.4%	21.5%	(0.1) pts	25.1%	26.3%	(1.2) pts
Loss ratio - catastrophe and large losses	15.2%	21.5%	(6.3) pts	23.1%	16.1%	7.0 pts
Loss ratio - prior accident years	51.8%	0.3%	51.5 pts	9.7%	0.4%	9.3 pts
Loss ratio	88.4%	43.3%	45.1 pts	57.9%	42.8%	15.1 pts
For the three and twelve months ended December 31, 2024, our loss ratio in the Insurance segment increased by 45.1 points and 15.1 points, respectively, compared to the prior year periods.
The attritional loss ratio in the three and twelve months ended December 31, 2024, improved by 0.1 points and 1.2 points, respectively, compared to the prior year periods due to a lower level of small losses in the current year periods.
The catastrophe and large losses for the three months ended December 31, 2024, were primarily attributable to Hurricanes Milton and Helene in our Property and Marine lines of business and a single loss event in our Property line of business. This compared to the prior period catastrophe and large losses primarily related to losses in connection with the Viasat-3 satellite deployment failure, the Sudan Conflict and other loss events in our Property line of business.
The catastrophe and large losses in the twelve months ended December 31, 2024, related to intellectual property losses in our Asset Backed Finance & Portfolio Credit line of business, losses from the Baltimore Bridge collapse in our Marine line of business, Hurricanes Milton and Helene, and severe convective storms in our Property and Marine lines of business, together with other smaller losses in various lines of business. This compared to prior year period catastrophe and large losses primarily related to the Sudan Conflict, losses in connection with the Viasat-3 satellite deployment failure, losses from severe convective storms in the U.S., two intellectual property losses, and other loss events in various lines of business including Property, Energy, and Marine.
The adverse prior year development for the three and twelve months ended December 31, 2024, was driven primarily by an increase in our Aviation and Aerospace line of business related to the Ukraine Conflict. This increase relates in large part to an allowance made for ongoing settlement discussions in relation to the related litigation as well as an increase to reserves in order to reflect recent developments and new information received.
The adverse prior year development for the twelve months ended December 31, 2024, was partially offset by better than expected loss emergence in our Property, Other Insurance and Marine lines of business.

Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2024	2023	Change	2024	2023	Change
	($ in millions)
Gross premiums written	$31.8	$7.9	$23.9	$864.6	$618.6	$246.0
Reinsurance premium ceded	(78.1)	8.1	(86.2)	(520.4)	(362.5)	(157.9)
Net premiums written	(46.3)	16.0	(62.3)	344.2	256.1	88.1
Net premiums earned	91.6	77.6	14.0	355.7	255.6	100.1
Losses and loss adjustment expenses	(32.9)	(3.0)	(29.9)	(54.3)	(23.7)	(30.6)
Policy acquisition expenses	(22.9)	(23.1)	0.2	(84.0)	(69.4)	(14.6)
Underwriting income	$35.8	$51.5	$(15.7)	$217.4	$162.5	$54.9

Loss ratio	35.9%	3.9%	32.0 pts	15.3%	9.3%	6.0 pts
Policy acquisition expense ratio	25.0%	29.8%	(4.8) pts	23.6%	27.2%	(3.6) pts
Underwriting ratio	60.9%	33.7%	27.2 pts	38.9%	36.5%	2.4 pts
For the three and twelve months ended December 31, 2024, GPW increased driven by new business as well as rate increases, while NPE increased driven by earnings from higher net premiums written in the current year periods.
Our policy acquisition expense ratio for the three and twelve months ended December 31, 2024 decreased primarily due to change in business mix, retention levels and the impact of commissions on outwards reinsurance.
The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2024	2023	Change	2024	2023	Change
	($ in millions)
Attritional losses	$(6.6)	$11.1	$(17.7)	$45.5	$58.2	$(12.7)
Catastrophe and large losses	50.5	8.5	42.0	68.8	34.0	34.8
Favorable prior year development	(11.0)	(16.6)	5.6	(60.0)	(68.5)	8.5
Losses and loss adjustment expenses	$32.9	$3.0	$29.9	$54.3	$23.7	$30.6

Loss ratio - attritional losses	(7.2)%	14.3%	(21.5) pts	12.9%	22.8%	(9.9) pts
Loss ratio - catastrophe and large losses	55.1%	11.0%	44.1 pts	19.3%	13.3%	6.0 pts
Loss ratio - prior accident years	(12.0)%	(21.4)%	9.4 pts	(16.9)%	(26.8)%	9.9 pts
Loss ratio	35.9%	3.9%	32.0 pts	15.3%	9.3%	6.0 pts
For the three and twelve months ended December 31, 2024, our loss ratio in the Reinsurance segment increased by 32.0 points and 6.0 points, respectively, compared to the prior year periods.
The attritional loss ratio in the three and twelve months ended December 31, 2024, improved by 21.5 points and 9.9 points, respectively, compared to the prior year periods both of which were benign in terms of attritional losses. In the three months ended December 31, 2024, the storms in Alberta, Canada, developed during the quarter and have been reallocated to large losses as they have exceeded our large loss threshold.
The catastrophe and large losses for the three and twelve months ended December 31, 2024, were primarily attributable to Hurricanes Helene and Milton and from storms in Alberta, Canada.

The catastrophe and large losses in the three months ended December 31, 2023, related to severe convective storms in the U.S. in our Property Reinsurance line of business. The catastrophe and large losses in the twelve months ended December 31, 2023, related to the Hawaii wildfires, severe convective storms in the U.S., and Cyclone Gabrielle in New Zealand.
For the three and twelve months ended December 31, 2024, favorable prior year development was driven by positive development on catastrophe losses and benign prior year attritional experience.

Other Underwriting Expenses
We do not allocate The Fidelis Partnership commissions or general and administrative expenses by segment.
The Fidelis Partnership Commissions
The Fidelis Partnership manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Group. For the three and twelve months ended December 31, 2024, The Fidelis Partnership commissions were $62.1 million and $311.1 million, respectively, or 9.8% and 13.8% of the combined ratio, respectively, (2023: $77.9 million and $225.3 million or 15.3% and 12.3% of the combined ratio) and comprise ceding and profit commissions as part of the Framework Agreement effective from January 1, 2023. The increase in the ceding commission expense was due to the full impact of earning such commissions since January 1, 2023, together with the increase in net premiums earned. Due to the operating profit not achieving the required hurdle rate of return, as outlined in the Framework Agreement, there were no profit commissions for the twelve months ended December 31, 2024.
The following table summarizes The Fidelis Partnership commissions earned:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2023	2024	2023
	($ in millions)
Ceding commission expense	$85.8	$58.8	$311.1	$166.2
Profit commission expense	(23.7)	19.1	—	59.1
Total commissions	$62.1	$77.9	$311.1	$225.3

Ceding commission expense ratio	13.5%	11.5%	13.8%	9.1%
Profit commission expense ratio	(3.7)%	3.8%	—%	3.2%
Total Fidelis Partnership commissions ratio	9.8%	15.3%	13.8%	12.3%
General and Administrative Expenses
For the three and twelve months ended December 31, 2024, general and administrative expenses were $23.6 million and $94.3 million, respectively, or 3.7% and 4.2% of the combined ratio, respectively (2023: $25.7 million and $82.7 million or 5.1% and 4.5% of the combined ratio). For the three months ended December 31, 2024, the general and administrative expense decrease was driven primarily by lower annual incentive plan compensation expense accruals. For the twelve months ended December 31, 2024, the increase was driven primarily by increased costs to support the growth of the business and the transition to a publicly traded company in 2023.

Investments

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2023	2024	2023
	($ in millions)
Net investment income	$51.4	$38.7	$190.5	$119.5
Net realized and unrealized investment gains/(losses)	(12.1)	7.3	(28.6)	4.9
Net investment return	$39.3	$46.0	$161.9	$124.4
Net Investment Income
The increase in our net investment income in the three and twelve months ended December 31, 2024, was due to the increase in investible assets and a higher yield achieved on the fixed income portfolio and cash balances. During the three and twelve months ended December 31, 2024, we purchased $778.7 million and $2.3 billion, respectively, of fixed maturity securities at an average yield of 4.8% and 4.9%, respectively.
Net Realized and Unrealized Investment Gains/(Losses)
The net realized and unrealized investment losses in the three months ended December 31, 2024, resulted primarily from realized losses on the sale of $600.4 million of fixed maturity securities with an average yield of 4.2% and from an increase in the provision for expected credit losses. The net realized and unrealized investment losses in the twelve months ended December 31, 2024, resulted primarily from realized losses on the sale of $1.2 billion of fixed maturity securities with an average yield of 2.6%, the proceeds of which were reinvested at higher yielding fixed maturity securities.
Conference Call
Fidelis will host a teleconference to discuss its financial results on Wednesday, February 26, 2025, at 9:00 a.m. Eastern time. The call can be accessed by dialing 1-800-549-8228 (U.S. callers), or 1-289-819-1520 (international callers), and entering the passcode 78502 approximately 10 minutes in advance of the call. A live, listen-only webcast of the call will also be available via the Investors section of the Company’s website at https://investors.fidelisinsurance.com. A recording of the webcast will be available in the Investor Relations section of the Company’s website approximately two hours after the event concludes and will be archived on the site for one year.
About Fidelis Insurance Group
Fidelis Insurance Group is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions.

We have a highly diversified portfolio that we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix across market cycles, and produce superior underwriting returns.
Headquartered in Bermuda, with offices in Ireland and the United Kingdom, Fidelis Insurance Group operating companies have an insurer financial strength rating of A from AM Best, A- from S&P and A3 from Moody’s. For additional information about Fidelis Insurance, our people, and our products please visit our website at www.FidelisInsurance.com.

Non-GAAP Financial Measures
This Press Release includes, and the related conference call will include, certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) including Operating net income, Operating EPS, Operating ROE and Operating ROAE, attritional loss ratio and catastrophe and large loss ratio, and therefore are non-GAAP financial measures. Reconciliations of such measures to the most comparable U.S. GAAP figures are included in the attached financial information in accordance with Regulation G.
RPI Measure
This press release, posts on our website and LinkedIn and the related discussion and analysis relating to our financial results for the three and twelve months ended December 31, 2024, may contain a reference to the “RPI Measure”. Renewal price index (“RPI”) is a measure that Fidelis has used to assess an approximate index of rate increases on a particular set of contracts, using the base of 100% for the rates for the relevant prior year. Although management considers RPI to be an appropriate statistical measure, it is not a financial measure that directly relates to the Fidelis consolidated financial results. Management’s calculation of RPI involves a degree of judgment in relation to comparability of contracts and the relative impacts of changes in price, exposure, retention levels, as well as any other changing terms and conditions on the RPI calculation. Consideration is given to potential renewals of a comparable nature so it does not reflect every contract in Fidelis’ portfolio. The future profitability and performance of a portfolio of contracts expressed within the RPI is dependent upon many factors besides the trends in premium rates, including policy terms, conditions and wording.
Safe Harbor Regarding Forward-Looking Statements

This press release, posts on our website and LinkedIn and the related discussion and analysis relating to our financial results for the three and twelve months ended December 31, 2024, contain, and our officers and representatives may from time to time make (including on our related earnings conference call), “forward-looking statements” which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, targets, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “target,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “seek,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, targets, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic, legal and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Examples of forward-looking statements include, among others, statements we make in relation to: targeted operating results such as return on equity, net earnings and net earnings per share, underwriting profitability and target combined, loss and expense ratios, growth in gross premiums written and book value; our expectations regarding current settlement discussions, court cases and current settlement and litigation strategies; our expectations regarding our business and capital management strategy and the performance of our business; information regarding our estimates for catastrophes, claims and other loss events; our liquidity and capital resources; and expectations of the effect on our results of operations and financial condition of our loss claims, litigation, climate change impacts, contingent liabilities and governmental and regulatory investigations and proceedings.

Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including:

•our ability to manage risks associated with macroeconomic conditions including any escalation of the Russia Ukraine Conflict or those in the Middle East, or related sanctions and other geopolitical events globally;
•the recent trend of premium rate hardening and factors likely to drive continued rate hardening or a softening leading to a cyclical downturn of pricing in the (re)insurance industry;
•the impact of inflation (including social inflation) or deflation in relevant economies in which we operate;
•our ability to evaluate and measure our business, prospects and performance metrics and respond accordingly;
•the failure of our risk management policies and procedures to be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks;
•any litigation to which we are party being resolved unfavorably to our prior expectations, whether through court decisions or otherwise through effecting settlements (where such settlements are capable of being achieved), based on emerging information, the actions of other parties or any other failure to resolve such litigation favorably;
•the inherent unpredictability of litigation and any related settlement negotiations which may or may not lead to an agreed settlement of particular matters;
•the outcomes of probabilistic models which are based on historical assumptions and which can differ from actual results or other emerging information as compared to such assumptions;
•the less developed data and parameter inputs for industry catastrophe models for perils such as wildfires and flood;
•the effect of climate change on our business, including the trend towards increasingly frequent and severe catastrophic events;
•the possibility of greater frequency or severity of claims and loss activity than our underwriting, reserving or investment practices have anticipated;
•the development and pattern of earned and written premiums impacting embedded premium value;
•the reliability of pricing, accumulation and estimated loss models;
•the impact of complex causation and coverage issues associated with attribution of losses;
•the actual development of losses and expenses impacting estimates for claims which arose as a result of loss activity, particularly for events where estimates are preliminary until the development of such reserves based on emerging information over time;
•our ability to successfully implement our long-term strategy and compete successfully with more established competitors and increased competition relating to consolidation in the reinsurance and insurance industries;
•any downgrades, potential downgrades or other negative actions by rating agencies relating to us or our industry;
•changes to our strategic relationship with The Fidelis Partnership and our dependence on the Delegated Underwriting Authority Agreements for our underwriting and claims-handling operations;
•our dependence on key executives and ability to attract qualified personnel;
•our dependence on letter of credit facilities that may not be available on commercially acceptable terms;

•our potential inability to pay dividends or distributions in accordance with our current dividend policy, due to changing conditions;
•availability of outwards reinsurance on commercially acceptable terms;
•the recovery of losses and reinstatement premiums from our reinsurance providers;
•our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all;
•our dependence on clients’ evaluation of risks associated with such clients’ insurance underwriting;
•the suspension or revocation of our subsidiaries’ insurance licenses;
•our potentially being subject to certain adverse tax or regulatory consequences in the U.S., U.K. or Bermuda;
•risks associated with our investment strategy such as market risk, interest rate risk, currency risk and credit default risk;
•the impact of tax reform and changes in the regulatory environment and the potential for greater regulatory scrutiny of the Group as a result of the outsourcing arrangements;
•heightened risk of cybersecurity incidents and their potential impact on our business;
•operational failures, including the operational risk associated with outsourcing to The Fidelis Partnership, failure of information systems or failure to protect the confidentiality of customer information, including by service providers, or losses due to defaults, errors or omissions by third parties and affiliates;
•risks relating to our ability to identify and execute opportunities for growth or our ability to complete transactions as planned or realize the anticipated benefits of our acquisitions or other investments; and
•those risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in Fidelis Insurance Holdings Limited’s Annual Report on Form 20-F filed with the SEC on March 15, 2024 (which such section is incorporated herein by reference) (the “2023 Annual Report”), its Form 6-K filed with the SEC on February 19, 2025, as well as subsequent Annual and Current Report filings with the SEC available electronically at www.sec.gov.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in filings with the SEC. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to therein. Any forward-looking statements, expectations, beliefs and projections made by us in this release and on our related conference call speak only as of the date referenced on such date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. There can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of The Fidelis Partnership, should not be construed as a guarantee of future performance. Except to the extent required by applicable laws and regulations, we undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement might not occur.

Fidelis Insurance Group Investor Contact:

Fidelis Insurance Group
Miranda Hunter
+1 (441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contacts:

Kekst CNC
Nick Capuano / Ruth Pachman
917-842-7859 / 917-842-1122
Fidelis@kekstcnc.com

Rein4ce
Sarah Hills
+44 (0)7718 882011
sarah.hills@rein4ce.co.uk

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Balance Sheets
At December 31, 2024 (Unaudited) and December 31, 2023
(Expressed in millions of U.S. dollars, except share and per share amounts)

	December 31, 2024	December 31, 2023
Assets
Fixed maturity securities, available-for-sale, at fair value (amortized cost: $3,403.8, 2023: $3,271.4 (net of allowance for credit losses of $5.9, 2023: $1.3))	$3,411.6	$3,244.9
Short-term investments, available-for-sale, at fair value (amortized cost: $221.9, 2023: $49.0 (net of allowance for credit losses of $nil, 2023: $nil))	222.1	49.0
Other investments, at fair value (amortized cost: $200.1, 2023: $50.8)	201.0	47.5
Total investments	3,834.7	3,341.4
Cash and cash equivalents	743.0	712.4
Restricted cash and cash equivalents	203.6	251.7
Accrued investment income	35.3	27.2
Premiums and other receivables (net of allowance for credit losses of $11.8, 2023: $17.3)	2,729.4	2,209.3
Amounts due from The Fidelis Partnership (net of allowance for credit losses of $nil, 2023: $nil)	208.9	173.3
Deferred reinsurance premiums	1,422.2	1,061.4
Reinsurance balances recoverable on paid losses (net of allowance for credit losses of $0.2, 2023: $nil)	278.4	182.7
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowance for credit losses of $0.8, 2023: $1.3)	1,255.6	1,108.6
Deferred policy acquisition costs (includes The Fidelis Partnership deferred commissions of $200.2, 2023: $164.1)	877.9	786.6
Other assets	176.9	173.5
Total assets	$11,765.9	$10,028.1
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$3,134.3	$2,448.9
Unearned premiums	3,651.5	3,149.5
Reinsurance balances payable	1,540.6	1,071.5
Amounts due to The Fidelis Partnership	385.8	334.5
Long term debt	448.9	448.2
Preference securities ($0.01 par, redemption price and liquidation preference $10,000)	58.4	58.4
Other liabilities	98.0	67.3
Total liabilities	9,317.5	7,578.3
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 111,730,209, 2023: 117,914,754)	1.2	1.2
Additional paid-in capital	2,044.6	2,039.0
Accumulated other comprehensive income/(loss)	4.5	(27.0)
Retained earnings	503.6	436.6
Common shares held in treasury, at cost (shares held: 6,570,003, 2023: nil)	(105.5)	—
Total shareholders' equity	2,448.4	2,449.8
Total liabilities and shareholders' equity	$11,765.9	$10,028.1

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Income and Comprehensive Income (Unaudited)
For the three and twelve months ended December 31, 2024 and December 31, 2023
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Revenues
Gross premiums written	$953.7	$783.9	$4,403.1	$3,579.0
Reinsurance premiums ceded	(475.0)	(234.7)	(2,008.5)	(1,442.4)
Net premiums written	478.7	549.2	2,394.6	2,136.6
Change in net unearned premiums	155.8	(41.4)	(136.5)	(304.0)
Net premiums earned	634.5	507.8	2,258.1	1,832.6
Net investment income	51.4	38.7	190.5	119.5
Net realized and unrealized investment gains/(losses)	(12.1)	7.3	(28.6)	4.9
Other income/(loss)	—	(0.1)	—	0.1
Total revenues before net gain on distribution of The Fidelis Partnership	673.8	553.7	2,420.0	1,957.1
Net gain on distribution of The Fidelis Partnership	—	—	—	1,639.1
Total revenues	673.8	553.7	2,420.0	3,596.2

Expenses
Losses and loss adjustment expenses	513.0	189.2	1,155.8	698.8
Policy acquisition expenses (includes The Fidelis Partnership commissions of $62.1 and $311.1 (2023: $77.9 and $225.3))	275.5	198.5	999.7	723.8
General and administrative expenses	23.6	25.7	94.3	82.7
Corporate and other expenses	—	0.7	1.6	4.1
Net foreign exchange (gains)/losses	(6.5)	4.9	(1.6)	4.1
Financing costs	7.7	8.9	33.8	35.5
Total expenses	813.3	427.9	2,283.6	1,549.0

Income/(loss) before income taxes	(139.5)	125.8	136.4	2,047.2
Income tax (expense)/benefit	17.3	102.5	(23.1)	85.3
Net income/(loss)	$(122.2)	$228.3	$113.3	$2,132.5

Other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale investments	$(60.8)	$66.8	$9.6	$81.7
Reclassification of net realized losses recognized in net income	5.2	0.1	24.7	0.7
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	4.0	(8.3)	(2.8)	(9.7)
Total other comprehensive income/(loss)	(51.6)	58.6	31.5	72.7

Comprehensive income/(loss)	$(173.8)	$286.9	$144.8	$2,205.2

Per share data
Earnings/(loss) per common share
Earnings/(loss) per common share	$(1.09)	$1.94	$0.98	$18.65
Earnings/(loss) per diluted common share	$(1.09)	$1.93	$0.98	$18.65
Weighted average common shares outstanding	111,727,617	117,914,754	115,218,380	114,313,971
Weighted average diluted common shares outstanding	111,727,617	118,249,860	115,627,181	114,324,683

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Segment Data (Unaudited)
For the three and twelve months ended December 31, 2024 and December 31, 2023
(Expressed in millions of U.S. dollars)

	Three Months Ended December 31, 2024
	Insurance	Reinsurance	Other	Total
Gross premiums written	$921.9	$31.8	$—	$953.7
Net premiums written	525.0	(46.3)	—	478.7
Net premiums earned	542.9	91.6	—	634.5
Losses and loss adjustment expenses	(480.1)	(32.9)	—	(513.0)
Policy acquisition expenses	(190.5)	(22.9)	(62.1)	(275.5)
General and administrative expenses	—	—	(23.6)	(23.6)
Underwriting income/(loss)	(127.7)	35.8		(177.6)
Net investment income				51.4
Net realized and unrealized investment losses				(12.1)
Corporate and other expenses				—
Net foreign exchange gains				6.5
Financing costs				(7.7)
Loss before income taxes				(139.5)
Income tax benefit				17.3
Net loss				$(122.2)

Losses and loss adjustment expenses incurred - current year	(198.8)	(43.9)		$(242.7)
Losses and loss adjustment expenses incurred - prior accident years	(281.3)	11.0		(270.3)
Losses and loss adjustment expenses incurred - total	$(480.1)	$(32.9)		$(513.0)

Underwriting Ratios(1)
Loss ratio - current year	36.6%	47.9%		38.3%
Loss ratio - prior accident years	51.8%	(12.0%)		42.6%
Loss ratio - total	88.4%	35.9%		80.9%
Policy acquisition expense ratio	35.1%	25.0%		33.6%
Underwriting ratio	123.5%	60.9%		114.5%
The Fidelis Partnership commissions ratio				9.8%
General and administrative expense ratio				3.7%
Combined ratio				128.0%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Three Months Ended December 31, 2023
	Insurance	Reinsurance	Other	Total
Gross premiums written	$776.0	$7.9	$—	$783.9
Net premiums written	533.2	16.0	—	549.2
Net premiums earned	430.2	77.6	—	507.8
Losses and loss adjustment expenses	(186.2)	(3.0)	—	(189.2)
Policy acquisition expenses	(97.5)	(23.1)	(77.9)	(198.5)
General and administrative expenses	—	—	(25.7)	(25.7)
Underwriting income	146.5	51.5		94.4
Net investment income				38.7
Net realized and unrealized investment gains				7.3
Other loss				(0.1)
Corporate and other expenses				(0.7)
Net foreign exchange losses				(4.9)
Financing costs				(8.9)
Income before income taxes				125.8
Income tax benefit				102.5
Net income				$228.3

Losses and loss adjustment expenses incurred - current year	(184.7)	(19.6)		$(204.3)
Losses and loss adjustment expenses incurred - prior accident years	(1.5)	16.6		15.1
Losses and loss adjustment expenses incurred - total	$(186.2)	$(3.0)		$(189.2)

Underwriting Ratios(1)
Loss ratio - current year	43.0%	25.3%		40.3%
Loss ratio - prior accident years	0.3%	(21.4%)		(3.0%)
Loss ratio - total	43.3%	3.9%		37.3%
Policy acquisition expense ratio	22.7%	29.8%		23.7%
Underwriting ratio	66.0%	33.7%		61.0%
The Fidelis Partnership commissions ratio				15.3%
General and administrative expense ratio				5.1%
Combined ratio				81.4%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Twelve months ended December 31, 2024
	Insurance	Reinsurance	Other	Total
Gross premiums written	$3,538.5	$864.6	$—	$4,403.1
Net premiums written	2,050.4	344.2	—	2,394.6
Net premiums earned	1,902.4	355.7	—	2,258.1
Losses and loss adjustment expenses	(1,101.5)	(54.3)	—	(1,155.8)
Policy acquisition expenses	(604.6)	(84.0)	(311.1)	(999.7)
General and administrative expenses	—	—	(94.3)	(94.3)
Underwriting income	196.3	217.4		8.3
Net investment income				190.5
Net realized and unrealized investment losses				(28.6)
Corporate and other expenses				(1.6)
Net foreign exchange gains				1.6
Financing costs				(33.8)
Income before income taxes				136.4
Income tax expense				(23.1)
Net income				$113.3

Losses and loss adjustment expenses incurred - current year	(916.9)	(114.3)		$(1,031.2)
Losses and loss adjustment expenses incurred - prior accident years	(184.6)	60.0		(124.6)
Losses and loss adjustment expenses incurred - total	$(1,101.5)	$(54.3)		$(1,155.8)

Underwriting Ratios(1)
Loss ratio - current year	48.2%	32.2%		45.7%
Loss ratio - prior accident years	9.7%	(16.9%)		5.5%
Loss ratio - total	57.9%	15.3%		51.2%
Policy acquisition expenses ratio	31.8%	23.6%		30.5%
Underwriting ratio	89.7%	38.9%		81.7%
The Fidelis Partnership commissions ratio				13.8%
General and administrative expenses ratio				4.2%
Combined ratio				99.7%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Twelve months ended December 31, 2023
	Insurance	Reinsurance	Other	Total
Gross premiums written	$2,960.4	$618.6	$—	$3,579.0
Net premiums written	1,880.5	256.1	—	2,136.6
Net premiums earned	1,577.0	255.6	—	1,832.6
Losses and loss adjustment expenses	(675.1)	(23.7)	—	(698.8)
Policy acquisition expenses	(429.1)	(69.4)	(225.3)	(723.8)
General and administrative expenses	—	—	(82.7)	(82.7)
Underwriting income	472.8	162.5		327.3
Net investment income				119.5
Net realized and unrealized investment gains				4.9
Other income				0.1
Net gain on distribution of The Fidelis Partnership				1,639.1
Corporate and other expenses				(4.1)
Net foreign exchange losses				(4.1)
Financing costs				(35.5)
Income before income taxes				2,047.2
Income tax benefit				85.3
Net income				$2,132.5

Losses and loss adjustment expenses incurred - current year	(669.5)	(92.2)		$(761.7)
Losses and loss adjustment expenses incurred - prior accident years	(5.6)	68.5		62.9
Losses and loss adjustment expenses incurred - total	$(675.1)	$(23.7)		$(698.8)

Underwriting Ratios(1)
Loss ratio - current year	42.4%	36.1%		41.5%
Loss ratio - prior accident years	0.4%	(26.8%)		(3.4%)
Loss ratio - total	42.8%	9.3%		38.1%
Policy acquisition expenses ratio	27.2%	27.2%		27.2%
Underwriting ratio	70.0%	36.5%		65.3%
The Fidelis Partnership commissions ratio				12.3%
General and administrative expenses ratio				4.5%
Combined ratio				82.1%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

The table below sets forth gross premiums written by line of business for the years ended December 31, 2024 and 2023:

	2024		2023
	GPW	% of total	GPW	% of total
Insurance
Property	$1,279.6	29%	$988.1	28%
Marine	785.7	18%	673.4	19%
Asset Backed Finance & Portfolio Credit	399.2	9%	293.3	8%
Aviation & Aerospace	339.5	8%	371.8	10%
Political Risk, Violence & Terror	204.2	4%	221.7	6%
Energy	192.5	4%	172.1	5%
Cyber	82.9	2%	69.9	2%
Other Insurance	254.9	6%	170.1	4%
Total Insurance	3,538.5	80%	2,960.4	82%
Reinsurance
Property Reinsurance	832.9	19%	596.8	17%
Retro & Whole Account	31.7	1%	21.8	1%
Total Reinsurance	864.6	20%	618.6	18%
Total	$4,403.1	100%	$3,579.0	100%

FIDELIS INSURANCE HOLDINGS LIMITED
NON-GAAP FINANCIAL MEASURES RECONCILIATION (UNAUDITED)
Attritional loss ratio and catastrophe and large loss ratio: the attritional loss ratio is a non-GAAP measure of the loss ratio excluding the impact of catastrophe and large losses. Management believes that the attritional loss ratio is a performance measure that is useful to investors as it excludes losses that are not as predictable as to timing and amount. The attritional loss ratio is calculated by dividing the losses and loss adjustment expenses, excluding catastrophe and large losses and prior year development, by NPE. The catastrophe and large loss ratio is a non-GAAP measure that is calculated by dividing the current year catastrophe and large loss expense by NPE. The reconciliation of these non-GAAP measures is included in each segment’s summary of losses and loss adjustment expenses table.

Operating net income: is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income available to common shareholders excluding net gain on distribution of The Fidelis Partnership, net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), and corporate and other expenses which include warrant costs, reorganization expenses, any non-recurring income and expenses, and the income tax effect on these items.
Return on average common equity (“ROAE”): represents net income available to common shareholders divided by average common shareholders’ equity.
Operating return on opening common equity (“Operating ROE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted opening common shareholders’ equity.
Operating return on average common equity (“Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted average common shareholders’ equity.
Operating earnings per share (“Operating EPS”): is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of Fidelis Insurance Group’s financial information to more easily analyze Fidelis Insurance Group’s results in a manner similar to how management analyzes Fidelis Insurance Group’s underlying business performance. It is calculated by dividing operating net income by the weighted average diluted common shares outstanding.

The table below sets out the calculation of the adjusted average common shareholders’ equity, operating net income, ROAE, Operating ROE, Operating ROAE and Operating EPS, for the three and twelve months ended December 31, 2024, and 2023.

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2023	2024	2023
	($ in millions)
Net income/(loss)	$(122.2)	$228.3	$113.3	$2,132.5
Adjustment for net gain on distribution of The Fidelis Partnership	—	—	—	(1,639.1)
Adjustment for net realized and unrealized investment (gains)/losses	12.1	(7.3)	28.6	(4.9)
Adjustment for net foreign exchange (gains)/losses	(6.5)	4.9	(1.6)	4.1
Adjustment for corporate and other expenses	—	0.7	1.6	4.1
Income tax effect of the above items	(1.1)	(91.2)	(4.9)	(97.8)
Operating net income/(loss)	$(117.7)	$135.4	$137.0	$398.9

Average common shareholders' equity	$2,540.4	$2,305.0	$2,449.1	$2,213.3
Opening common shareholders' equity	2,632.3	2,160.1	2,449.8	1,976.8
Adjustments related to the Separation Transactions	—	—	—	(178.4)
Adjusted opening common shareholders’ equity	2,632.3	2,160.1	2,449.8	1,798.4
Closing common shareholders' equity	2,448.4	2,449.8	2,448.4	2,449.8
Adjusted average common shareholders' equity	$2,540.4	$2,305.0	$2,449.1	$2,124.1

Weighted average Common Shares outstanding	111,727,617	117,914,754	115,218,380	114,313,971
Share-based compensation plans	—	335,106	408,801	10,712
Weighted average diluted Common Shares outstanding	111,727,617	118,249,860	115,627,181	114,324,683

ROAE	(4.8%)	9.9%	4.6%	96.3%
Operating ROE	(4.5%)	6.3%	5.6%	22.2%
Operating ROAE	(4.6%)	5.9%	5.6%	18.8%

Earnings/(loss) per diluted common share	$(1.09)	$1.93	$0.98	$18.65
Operating EPS	$(1.05)	$1.15	$1.18	$3.49